Reference No: 82-34854

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Date of pre-close statement
Released	10:25 16-Aug-05
Number	1396Q

[redacted]

05010694

SUPPL

C&C confirms announcement date for pre-close trading statement

CCR.I CCR.L

Dublin, London, August 16, 2005: C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, confirmed that it will issue a pre-close trading statement on August 31, 2005 at 7.00am (local Irish time) to provide investors and analysts with an update on current business conditions.

The C&C management team will host a conference call for investors and analysts, to discuss current business conditions, on August 31 at 2.00pm (local Irish time), (9.00am ET).

Details of the investor and analyst conference call are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

Investors and analysts	Irish Media	International Media
Mark Kenny K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

RECEIVED
AUG 22 2005
PROCESSING

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